Exhibit 5

This document is a free translation. The original version of the Shareholders Agreement is the French version dated June 16, 2005.

SHAREHOLDERS AGREEMENT

by and among

Maria-Iris Bertarelli, in Coinsins

Ernesto Bertarelli, in Gland

Donata Bertarelli-Spaeth, in Cheserex

(hereafter: Co-shareholders)

Recitals

1.
The Co-shareholders hold shares (i) in Bertarelli & Cie, a corporation with unlimited liability managing directors, having its registered office in Cheserex, of which company they hold the entire share capital (see point 4 herunder) in the amount of CHF 93'000'000.-, divided in 60'000 registered shares of CHF 1'000.- each and in 330'000 registered shares of CHF 100.- each, and (ii) in Serono, a corporation with registered office in Coinsins, the share capital of which, on December 31, 2004, amounted to CHF 403'584'775.-, divided in 11'013'040 registered shares of CHF 10.- each and in 11'738'175 bearer shares of CHF 25.- each. It is noted that Serono has issued in 2003 a convertible bond and that options have been issued in favour of directors and employees of the corporation.

2.
As of December 31, 2004, Bertarelli & Cie and the Co-shareholders hold all of the registered shares of Serono as follows : Bertarelli & Cie 9'189'300 shares, Maria-Iris Bertarelli 255'940, Ernesto Bertarelli 783'900 and Donata Bertarelli-Spaeth 783'900.

3.	Further, at the above date, Bertarelli & Cie holds 4'626'930 Serono bearer shares and Maria-Iris Bertarelli 154'000, Ernesto Bertarelli 116'559 and Donata Bertarelli-Spaeth 130'520.

4.	The shares in Bertarelli & Cie are held in the following way:

BERTARELLI & CIE	Shares 100,-	Shares 1.000.-	Voting rights In %	Shareholding in the capital In %
Mrs MARIA IRIS BERTARELLI (usufruct)	55.920	30.000	22.03%	38.27%
Mr ERNESTO BERTARELLI (naked-property) Sub-total with naked-property	250.000 27.960	10,000 15.000	66.67% ----- 77.68%	37.63% ----- 56.77%
Mrs DONATA BERTARELLI-SPAETH (naked-property) Sub-total with naked-property	24.080 27.960	20,000 15.000	11.30% ----- 22.32%	24.10% ----- 43.23%
Total	330.000	60.000	100%	100%

5.
Ernesto Bertarelli is chairman of the board and managing director of Bertarelli & Cie. The other unlimited liability managing directors are Maria-Iris Bertarelli, Donata Bertarelli, as well as Rodolfo Bogni, Georges Muller and Ernesto Pinci.

6.	In the present agreement, any reference to the Bertarelli & Cie (hereafter B & Cie) shares also includes the usufruct and the naked-property of these shares.

Now, the parties agree as follows.

I.

The Co-shareholders acknowledge that Ernesto Bertarelli will continue to assume the management and the representation of B & Cie as managing director of the company, subject to mandatory legal provisions. As regards representation, the parties take note of article 17 of the articles of incorporation of B & CIE which provides that the company is committed by the joint signature of Ernesto Bertarelli and another director.

If Ernesto Bertarelli recommends to appoint new directors of B & Cie, his Co-shareholders undertake to support his choice, unless they have objective and irrefutable reasons to reject such choice. The same applies if Ernesto Bertarelli wishes to amend the articles of incorporation the company, except for article 8.

II.

The Co-shareholders undertake not to amend article 8 of B & Cie articles of incorporation, reproduced in appendix, by which they grant each other a right of first refusal on their B & Cie shares.

They also undertake to comply with the terms of the aforesaid statutory provision in the exercise of their right of first refusal and to do nothing which would prevent or render more expensive the exercise of such right.

III.

Notwithstanding the provisions of article II above, if Ernesto Bertarelli, having consulted with his Co-shareholders, decides to sell all or part of his shares in B & Cie.

a.	He undertakes to grant to his Co-shareholders the right to sell their own shares in B & Cie, under the same terms and proportions; and

b.	If they are required, his Co-shareholders undertake to sell their own shares in B & Cie, under the same terms and proportions.

If he decides to sell all or part of his shares in B & Cie, Ernesto Bertarelli undertakes to inform his Co-shareholders by registered mail indicating the number and the category of shares which he intends to sell, the terms of the envisaged transaction, as well as the identity of the potential purchaser (s); as the case may be, he shall also indicate whether he requires that his Co-

shareholders are part to the envisaged transaction under the same terms and proportions. In the absence of such a request, his Co-shareholders shall then have a 30 days notice period (as from the day following the notification was sent) to make use by registered mail of their right to sell their shares under the same terms and proportions.

As far as the above provisions of this article III are observed, the provisions of article 8 of B & Cie articles of incorporation shall not apply to the transfer of the sold shares.

IV.

The provisions of article III apply mutatis mutandis in the event that Ernesto Bertarelli does not decide to sell his B & Cie shares, but to merge B & Cie with another entity or to restructure B & Cie in another manner. Ernesto Bertarelli undertakes not to merge B & Cie with an entity another entity in which he has a significant interest.

If the above event materializes, it is agreed that the provisions of this agreement will continue to apply in the same manner and under the same terms to the shares or equity rights that the Co-shareholders will receive in exchange of B & Cie shares. The provisions of article 8 of the Articles of incorporation of B & Cie shall then become part of this agreement.

V.

In the event that Ernesto Bertarelli recommends to the board of directors of B & Cie that it is in the interest of the company and of its shareholders to alienate all or part of the Serono shares that the company holds and if the board of directors decides to proceed with such an alienation, his Co-shareholders undertake not to hinder it in any manner.

VI.

In addition to the provisions of article II above, Maria-Iris Betarelli and Donata Bertarelli-Spaeth undertake not to initiate negotiations aiming at the alienation of their B & Cie shares without referring first the matter to Ernesto Bertarelli.

VII.

In the event of disagreement among the directors of B & Cie or as regards the way the provisions of this agreement which involves B & Cie apply, the parties undertake to do whatever is necessary as shareholder and director to have B &

Cie transformed into an ordinary corporation in accordance with article 25 of the company's articles of incorporation.

VIII.

As a guarantee for the full performance of this agreement, the Co-shareholders agree to deposit all of their shares in B & Cie in a safe under the name of the Co-shareholders at UBS SA in Gland making sure that the safe' access is subject to their joint signature.

IX.

The present agreement supersedes as of the date of its signature the Shareholders' Agreement of June 2, 1999. It binds the parties until December 31, 2097.

X.

The present agreement is subject to Swiss Law.

XI.

In the event of disagreement regarding the validity, the interpretation, the application, the performance, the imperfect performance or the non-performance of this agreement, the parties agree to submit such disagreement to arbitration, the arbitration to be final and governed by the provisions of the Intercantonal Agreement on arbitration.

In the event of litigation, the parties shall appoint a common and sole arbitrator, within ten days as of the day one party serves notice by registered mail to the other party. In the absence of agreement on the name of a common and sole arbitrator, each party shall communicate to the other the name of the arbitrator whom they intend to appoint, within ten days as of the end of the period provided for the designation of the common arbitrator. The arbitrators designated by the parties will co-opt the tribunal chairman.

The mandatory seat of the arbitration shall be in Lausanne.

XII.

Any modification to this agreement shall be subject to an amendment in writing duly signed and dated by the parties, in three copies.

The present agreement is made in three copies signed and dated by the parties.

Executed in Gstaad and Valencia, on June 16, 2005

MARIA-IRIS BERTARELLI   ERNESTO BERTARELLI   DONATA BERTARELLI-SPAETH

Attachement : Article 8 of Bertarelli & Cie articles of incorporation:

Article 8

The shares are transmissible only by means of authorization of the board of directors that will have to refuse the transfer, if it is noted that the other shareholders could not make use of their preemptive right under the terms of the procedure described in the following paragraphs. The board of directors can also refuse the transfer, even if the aforementioned procedure was observed, but the preemptive right has not been exerted, if it estimates that the transfer would be likely to cause damage to the company, in particular when the purchaser is a competitor of the company Serono S.A. or a company or an enterprise in which the latter has a shareholding. -----------------------------------------------------------------------------------------------------------------------------

If a shareholder proposes to yield all or part of his shares, he must offer them, by notice sent by registered mail, to the board of directors that will give notice of it to the other shareholders. In the event of death, the notice will have to be made by the heirs in the following 90 days; the provisions of the last subparagraph of this article must be reserved. The other shareholders will then have a purchasing right proportional to the number of shares, which they hold, whatever their face value. If one or the other of the shareholders gives up all or part of his rights, the rights of the other shareholders will be increased proportionally to the number of shares that each possesses. -------------------------------------------------------

The value of the shares will be fixed (hereafter: the date of reference) when a notice of transfer is addressed to the board of directors. The aforementioned value will be established by retaining the following bases for the evaluation of the assets: shares or other securities quoted on the stock exchange will be taken into account with the average rate paid out at the stock exchange during the three months preceding the date of reference: in regards to the registered shares not quoted at a stock exchange of a company whose bearer shares are, the aforementioned registered shares will be considered at a value corresponding to that of the bearer shares after having carried out an adjustment proportionally taking into account a possible difference in face value between the registered shares and the bearer shares and by still applying a reduction of 33 1/3 % to the value thus determined of the registered shares. Other assets will be estimated at their market value at the date of reference. ----------------------------------------------------

The board of directors will have to carry out the valuation of the shares within the 60 days, which follow the date of reference. With the expiry of this period, the board of directors will have to notify the other shareholders, by registered post, of the right that they can exert and the conditions of its exercise within their fixed period of 90 days to be determined. The determination of each shareholder will have to be addressed by registered post and must refer as well to the shares that he has the right to acquire taking into account the number of shares that he has, than the shares which he could have the right to acquire, if co-shareholders had not suddenly exerted their right or exerted it only partly. ----------------------------------------------------

Within sight of the determinations of the shareholders, the board of directors will carry out a possible distribution and will inform the yielding shareholder, in the 30 following days and by registered post, of the number of shares on which the preemptive right was exerted. Within the same period the board of directors shall inform the shareholders who became purchasers of the shares by inviting them to transfer the purchase price within the 30 following days. --------------------------------------------------------------------------------------------------------

If, within 90 days from the date on which the board of directors notified the shareholders of their exertion right, they do not declare themselves ready to buy the titles under the conditions fixed above and to pay the price in the following 30 days, the board of directors will have to also inform, by registered post, the yielding shareholder (or heirs) in the 30 following days. He will not be able to oppose to the transfer of these shares, unless he assumes that the transfer is likely to cause damage to the company. The aforementioned transfer will take place within 90 days starting from the date on which the board of directors gave his agreement to the transfer of the shares. The preemptive right applies again to the shares which would not have been transferred as of the expiry of the 90 days period. Present paragraph applies mutatis-mutandis if the preemptive right is exerted only on part of the shares offered. ----------------------------------------------------

The periods allowed in the present article are set on the day following the day on which a notification is addressed. The date of the postal seal is sealed. ----------------------------------------------------

The provisions, which precede, apply whatever the cause or the mode of transfer, subject to the provisions of the article 685b subparagraph 4 CO which would be to the contrary to them. However, the board of directors will always have to authorize the transfer of shares, by way of succession or donation, to consanguineous descendants or between brother and sister, as well as to their consanguineous descendants, without the other shareholders being able to take advantage of their preemptive right. It is the same for the share transferred as a fiduciary title to a new director. ----------------------------------------------------